SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________
                               SWING-N-SLIDE CORP.
             (Exact name of registrant as specified in its charter)

            Delaware                                        36-3808989
    (State of incorporation)                             (I.R.S. Employer
                                                        Identification No.)
                               1212 Barberry Drive
                              Janesville, WI  53545
                                 (608) 755-4777
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               Terence S. Malone
                             Chief Executive Officer
                               SWING-N-SLIDE CORP.
                               1212 Barberry Drive
                              Janesville, WI  54545
                                 (608) 755-4777
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                 With a copy to:
                              Joseph P. Hildebrandt, Esq.
                                  Foley & Lardner
                              150 East Gilman Street
                                Madison, Wisconsin
                                       53703
                                  (608) 258-4232
                          ____________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
   Securities Act of 1933, check the following box.    [X]

        If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to
   Item 11(a)(1) of this Form, check the following box.    [_]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
   offering.    [_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
   offering.    [_]

        If delivery of the prospectus is expected to be made pursuant to Rule
   434, please check the following box.    [_]

                          ____________________________

                         CALCULATION OF REGISTRATION FEE

                                                    Proposed
     Title of Each                   Proposed       Maximum
       Class of                       Offering     Aggregate     Amount of
     Securities to  Amount to be       Price        Offering    Registration
     be Registered    Registered    Per Security     Price         Fee(1)

     Common Stock,
       $.01 par        622,665
        value           Shares         $4.015      $2,500,000       $758

        (1) The registration fee was paid with the filing of the Registration Statement and was based upon the proposed maximum aggregate offering price of $2,500,000.

                             ______________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   PROSPECTUS
   September 5, 1997

                                 622,665 Shares

                                  SWING-N-SLIDE

                     Common Stock, $.01 Par Value Per Share

             The Company is the leading designer, manufacturer and marketer of do-it-yourself wooden playground equipment. The Company's swing-sets, climbing units, slides and accessories are sold nationwide through more than 8,000 home center, building supply and hardware stores and in Mexico, South America and Europe. The Company also offers the Tuff Kids line of commercial playground systems targeted at churches, daycare centers, park districts, campgrounds and housing developments. The Company recently completed the acquisition of GameTime, Inc., a leading manufacturer of modular and custom commercial outdoor playground equipment for schools, parks and municipalities. As used herein, "Swing-N-Slide" refers to Swing-N-Slide Corp., "Newco" refers to Swing-N-Slide's wholly-owned subsidiary, Newco, Inc., and the "Company" refers to Swing-N-Slide and Newco together.

             Swing-N-Slide is hereby offering 622,665 shares (the "Maximum Offering Number") of its Common Stock, $.01 par value per share ("Common Stock"). During the 60-day subscription period commencing on the date hereof, the shares will be offered exclusively to record holders of Swing-N-Slide Common Stock as of August 25, 1997 (the "Record Date"), other than GreenGrass Holdings (the "Other Stockholders"), on a pro rata basis. Following the conclusion of such subscription period, any shares which are not purchased by the Other Stockholders will be purchased by GreenGrass Holdings, which is contractually obligated to purchase all such shares. Each Other Stockholder is entitled to purchase his, her or its pro rata portion of the Maximum Offering Number, determined by multiplying the Maximum Offering Number by a percentage equal to the number of shares of Common Stock owned by such Other Stockholder as of the Record Date, divided by the total number of shares of Common Stock owned by all Other Stockholders as of the Record Date; provided, that Swing-N-Slide will not offer fractional shares, and the number of shares that each Other Stockholder is entitled to purchase will be rounded down to the nearest whole number. As of the Record Date, an aggregate of 2,427,694 shares of Common Stock were owned by all Other Stockholders. Again, any shares which are not purchased by Other Stockholders during the 60-day subscription period, will be purchased by GreenGrass Holdings and will not
   be re-offered to the Other Stockholders.   See "Background of Offering"
   and "Plan of Distribution."

             Pursuant to a separate registration statement filed with Securities and Exchange Commission, Swing-N-Slide currently anticipates making an independent offering in the near future of $3,333,333 aggregate principal amount of its 10% Convertible Debentures Due 2004 (the "Second Series Debentures"). See "Risk Factors -- Controlling Interest in the Company."

             See "Risk Factors" on page 8 for a discussion of certain matters that should be considered by prospective purchasers of the Common Stock offered hereby.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                   Price       Estimated     Proceeds to
                                    to        Expenses (1)     Swing-N-
                                  Public                        Slide  (1)

    Per Share............           $4.015        $.128           $3.887

    Total................       $2,500,000      $80,000       $2,420,000

   (1) Expenses payable by Swing-N-Slide include registration, printing, postage, legal and accounting fees and miscellaneous expenses. The shares of Common Stock are being offered and sold directly by Swing-N-Slide, and no commissions or other remuneration will be paid to any person for soliciting purchases of the shares of Common Stock. The expenses incurred in connection with this offering will be borne by Swing-N-Slide, and 100% of the proceeds from the sale of shares of Common Stock offered hereby, in the amount of $2,500,000, will be used to prepay in full the principal outstanding under the Bridge Note. See "Background of Offering."

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  This Prospectus is dated September 5, 1997.

                              AVAILABLE INFORMATION

             Swing-N-Slide is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Swing-N-Slide can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60601-2511, and 13th Floor, 7 World Trade Center, New York, New York, 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

             Swing-N-Slide's Common Stock is listed on the AMEX, and reports, proxy statements and other information concerning Swing-N-Slide can be inspected at the AMEX, 86 Trinity Place, New York, New York 10006.

             Swing-N-Slide has filed with the Commission a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Swing-N-Slide and such securities, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

             The following documents of Swing-N-Slide that have been filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (a) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (b) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Recent Form 10-Q"); (c) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K"); and (d) Current Report on Form 8-K filed March 13, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 6, 1997 (as amended, the "Form 8-K"). Copies of the Recent Form 10-Q, the Form 10-K and the Form 8-K are being delivered, together with this Prospectus, to each offeree hereunder.

             All documents filed by Swing-N-Slide pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus are hereby incorporated by reference in this Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             Swing-N-Slide will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Richard E. Ruegger, Vice President, Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, phone number
   (608) 755-4777.

                               PROSPECTUS SUMMARY


             The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus. As used in this Prospectus, "Swing-N-Slide" refers to Swing-N-Slide Corp., "Newco" refers to Swing-N-Slide's wholly-owned subsidiary, Newco, Inc., and the "Company" refers to Swing-N-Slide and Newco together.

                                   THE COMPANY

             The Company is the leading designer, manufacturer and marketer of do-it-yourself, wooden home playground equipment. Its core product group--kits for wooden swing sets and climbing units, plastic slides and related accessories--is sold nationwide through over 8,000 home center, building supply and hardware stores and in Mexico, South America and Europe. The Company also offers the Tuff Kids line of commercial playground systems targeted at churches, daycare centers, park districts, campgrounds and housing developments. The Company recently completed the acquisition of GameTime, Inc., a leading manufacturer of modular and custom commercial outdoor playground equipment for schools, parks and municipalities. The mailing address of the Company's principal executive offices is Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, and its telephone number is (608) 755-4777.

                                  THE OFFERING

   Securities Offered       622,665 shares (the "Maximum Offering Number")
                            of Swing-N-Slide Common Stock, $.01 par value per share. Each stockholder of Swing-N-Slide other than GreenGrass Holdings (the "Other
                            Stockholders") is entitled to purchase up to his, her or its pro rata portion of the Maximum
                            Offering Number, determined by multiplying the Maximum Offering Number by a percentage equal to the number of shares of Common Stock owned by such Other Stockholder as of August 25, 1997 (the
                            "Record Date"), divided by the total number of shares of Common Stock owned by all Other
                            Stockholders as of the Record Date (rounded down to the nearest whole number of shares). Any shares which are not purchased by the Other
                            Stockholders will be purchased by GreenGrass
                            Holdings, which is contractually obligated to purchase all such shares.

   Common Stock to be
   Outstanding Immediately
   After the Offering       7,871,995(1)

   Plan of Distribution     The subscription period commences on the date of
                            this Prospectus and shall remain open until November 5, 1997 (the "Expiration Date"). Each
                            Other Stockholder who wishes to purchase shares must submit to the Subscription Agent, by 5:00 p.m. Central Time on the Expiration Date, a Subscription Agreement indicating the number of shares to be purchased together with payment in full of the applicable purchase price. Upon the expiration of the subscription period, any shares not purchased by the Other Stockholders will be purchased by GreenGrass.

   Use of Proceeds          The proceeds from the sale of shares of Common
                            Stock offered hereby will be used to prepay in full the principal outstanding under the Bridge
                            Note.  See "Background of Offering."

   AMEX Symbol              SWG
   __________________________

        (1) Includes 7,249,330 shares presently outstanding, 622,665 shares offered hereby. Excludes 3,600,000 shares that are held by Swing-N-Slide as treasury shares; 50,000 shares underlying a warrant held by GreenGrass Holdings; excludes up to maximum of 56,740 shares that GreenGrass Holdings will receive as interest on the Bridge Note at maturity assuming a maturity date of November 10, 1997; excludes 592,177 shares underlying warrants held by Massachusetts Mutual Life Insurance Company and affiliates; excludes $5,000,000 principal amount of First Series Debentures (defined below) owned by GreenGrass Holdings convertible into approximately 1,041,667 shares of Common Stock, $587,787.97 principal amount of interest Debentures paid with respect thereto on April 15, 1996, October 15, 1996, and April 15, 1997 (of which $572,938.37 principal amount is held by GreenGrass Holdings and $9,899.69 and $4,949.91 are held by two former members of GreenGrass Management, LLC, one of the general partners of GreenGrass Holdings), convertible into approximately 122,456 shares, and up to $1,100,381.35 principal amount of interest Debentures payable thereon with respect to the period from April 16, 1997 through February 15, 1999, convertible into approximately 229,247 shares; excludes $3,333,333 principal amount of Second Series Debentures (defined below) to be offered to Swing-N-Slide stockholders other than GreenGrass Holdings, convertible into approximately 709,220 shares, and up to $419,907.05 principal amount of interest Debentures payable thereon (with respect to the period from December 1, 1997, an assumed issuance date, through February 15, 1999), convertible into approximately 89,342 shares; excludes 448,414 shares issuable upon the exercise of stock options granted under the Swing-N-Slide Corp. 1992 Stock Program; excludes 838,000 shares issuable upon the exercise of stock options granted under the Swing-N-Slide Corp. 1996 Incentive Stock Plan; excludes 362,000 shares available for future grants of awards and options under the Swing-N-Slide Corp. 1996 Incentive Stock Plan. See "Risk Factors -- Possible Dilution of Ownership Interest," "Capitalization" and "Background of Offering."

                                  RISK FACTORS

             In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

   Decreasing Sales

             Sales declined during the 1996 fiscal year to $41.9 million from $45.1 million in 1995. Sales in the first quarter of 1997 increased from $9.6 million for the three months ended March 31, 1996 to $10.8 million for the three months ended March 31, 1997. Sales in the second quarter of 1997 increased from $19.2 million for the three months ended June 30, 1996 to $34.9 million for the three months ended June 30, 1997. The primary reason for the increase in sales for 1997 is the inclusion of the sales of the Company's GameTime division subsequent to the March 13, 1997 acquisition. Sales for the Company's Swing-N-Slide division decreased $0.8 million for the three months ended March 31, 1997 as compared to the same period for the prior year. Similarly, sales for the Swing-N-Slide division decreased $0.7 million for the three months ended June 30, 1997 as compared to the same period a year ago. Among the factors which contributed to this decline in sales were changes in timing of customer orders, including ordering closer to the retail season, and increased competition among retailers in the backyard playground equipment industry, resulting in a net loss to the Company of approximately 300 outlets during 1996. Some of these outlet losses resulted purely from a product offering standpoint, as home center chains sought to differentiate themselves from rival chains by stocking a competing product. The Company's market share leadership made it more vulnerable to this type of strategy. In addition, the slide market remained highly competitive with no short-term improvement in pricing expected for the more commodity-type models. The home center industry itself also experienced a difficult year in 1996 and continues to focus on reducing retail inventories of all products, including backyard playground equipment. Each year customer programs are negotiated for the upcoming selling season. Poor weather in 1997, particularly during the critical spring selling season, also contributed to decreased sales. The Company expects the market for home playground equipment to remain highly competitive.

   Controlling Interest in the Company

             GreenGrass Holdings, a Delaware general partnership ("GreenGrass"), which is owned in part by members of the Company's management, owns approximately 66% (or approximately 71% if GreenGrass converted all $5,572,938.37 principal amount of its First Series Debentures, as defined below, into Common Stock) of the outstanding Common Stock of Swing-N-Slide and is able to elect each member of Swing-N-Slide's Board of Directors. As a result, GreenGrass is able to control substantially all decisions made by the Company, with certain exceptions established by the Transaction Agreement (as defined below).

             Under the terms of a Transaction Agreement dated January 4, 1996, as amended February 12, 1996 (the "Transaction Agreement"), GreenGrass purchased 3,510,000 shares of Common Stock of Swing-N-Slide tendered under GreenGrass' $6.50 per share cash tender offer which expired on February 14, 1996. In addition, pursuant to the Transaction Agreement, GreenGrass purchased on February 16, 1996, $4,300,000 principal amount of Swing-N-Slide's 10% Convertible Debentures Due 2004, and on April 25, 1996, purchased an additional $700,000 principal amount of debentures (collectively, the "First Series Debentures"). The debentures are convertible into shares of Common Stock at a conversion price of $4.80 per share (subject to customary antidilution adjustments). Pursuant to the terms of the Transaction Agreement, Swing-N-Slide intends to offer to stockholders of Swing-N-Slide other than GreenGrass the right to purchase their pro rata share of $3,333,333 aggregate principal amount of 10% Convertible Subordinated Debentures Due 2004 (the "Second Series Debentures"). Pursuant to the terms of an Indenture to be entered into by the Company (the "Indenture"), the Second Series Debentures shall be convertible into shares of Common Stock at a conversion price of $4.70 per share, and otherwise possess terms which are substantially similar to those of the First Series Debentures.

   Competition

             The markets for both home playground equipment and commercial park and playground equipment are highly competitive. While the Company's Swing-N-Slide division faces competition from manufacturers of metal swingsets and pre-cut and custom built wood kits, the Company's GameTime division faces competition from manufacturers of commercial playground equipment. With respect to home playground equipment, Hedstrom Corporation is a major manufacturer and marketer of metal gym sets, plastic and metal slides and accessories. Hedstrom Corporation also manufactures and sells a competing line of wooden swingset and climbing unit kits. Several other manufacturers also market kit products which are similar to the Company's kits. With respect to commercial park and playground equipment, the three largest competitors of the Company's GameTime division are Miracle Recreation Equipment Co., Landscape Structures Inc. and Little Tikes Commercial Play Systems Inc., a unit of Rubbermaid, Inc., each of which has nationwide distribution.

             The Company's Swing-N-Slide division competes on the basis of design, a complete merchandising program, quality, timeliness of delivery, service, price, packaging and brand name recognition. The Company believes that its design capabilities, complete merchandising program and reputation for delivery enable it to compete effectively. The Company's reputation as a pioneer in the market has also been an important element of its successful operations. Meanwhile, the Company's GameTime division competes on the basis of product design, price, safety representative design systems, and unique product characteristics. Although there are no significant technological or manufacturing barriers to entering into the home or commercial playground equipment business, factors such as brand recognition, the Company's established relationship with its home center and building supply retailers, its quality assurance program and its GameTime sales representative organization may discourage new competitors from entering the business. There can be no assurance, however, that the Company will be able to maintain all of its competitive advantages and other companies in the industry may succeed in acquiring market share at the expense of the Company.

   Reliance on Certain Customers

             Product sales of the Company's Swing-N-Slide division are highly concentrated. One customer, Lowe's, accounted for 13%, 16% and 22% of the Company's net sales during 1994, 1995 and 1996, respectively. Sales to another customer, Menard's, were 9%, 11% and 16% of net sales in 1994, 1995 and 1996, respectively. The Company's top five customers accounted for 60% of total net sales in 1996. The loss of significant customers in the Swing-N-Slide division, such as Lowe's or Menard's, or a significant decline in the amount of business from such customers, could have a material adverse effect on the Company. Product sales of the Company's GameTime division are more diverse, with no single customer accounting for more than 2% of its net sales in 1996.

   Seasonality

             The Company's sales pattern for home playground equipment is highly seasonal, and the bulk of the Company's sales take place during the spring and early summer months, the peak selling season. During fiscal years 1994, 1995 and 1996, approximately 80%, 74% and 69%, respectively, of the Company's net sales occurred between January 1 and June 30. Unseasonably cool or rainy weather during the spring and early summer months adversely affects the Company's ability to make sales during this peak selling season. Sales that are not completed during this season are generally not recovered later in the year. During the first half of 1997, the Company's sales volume suffered, partially as the result of poor weather.

             In contrast, the sales pattern for commercial park and playground equipment produced by the Company's GameTime division is subject to somewhat less seasonality. Revenues generally peak between June and August and reach lows in January and February. During fiscal years 1994, 1995 and 1996, approximately 59%, 61% and 61%, respectively, of GameTime's net sales occurred between April 1 and September 30.

   Reliance on Expansion and Acquisitions Beyond Historical Core Product
   Group

             The Company is attempting to pursue an aggressive growth strategy, the success of which will depend in part upon its ability to successfully expand beyond its historical core product group of do-it-yourself wooden swingset and climbing unit kits for the backyard. The Company has embarked upon a strategy to become one of the largest manufacturers and marketers of large scale play equipment for all environments, including (1) commercial products of indoor and outdoor use in several venues, (2) consumer playground equipment that includes pre-cut wood and other materials, (3) new product categories that can be marketed through existing retailers, and (4) expanding international markets. As part of its growth strategy, the Company acquired GameTime on March 13, 1997, and intends to pursue acquisitions of other companies as appropriate.

             The Company has incurred and may incur further significant costs and indebtedness in connection with these initiatives. There can be no assurance that the Company will achieve its planned expansion goals, manage its growth effectively, or continue to operate its historical core business profitably. The failure of the Company to achieve its expansion goals on a timely basis, manage its growth effectively or continue to operate its historical core business profitably would have a material adverse effect on the Company's business, financial condition and results of operation.

   Price Volatility of Lumber and Resin

             Since assembly of the Company's do-it-yourself kits requires lumber, retail prices of the complete kit package with lumber vary with the price of lumber. Lumber prices have shown volatility over the past few years. A substantial increase in lumber prices could cause the Company's products to have less market acceptance or result in significant price erosion which will have a material adverse effect on the Company's profitability. In addition, because almost all of the Company's Swing-N-Slide division sales are made to retailers which appeal to do-it-yourself consumers, changes in economic activity which impact such retailers may also have an impact on the Company's sales.

             Costs of polyethylene resin, a key component in the sheet plastic which represents approximately 70% of the cost of producing a slide, have increased substantially in recent years due to severe resin industry capacity constraints and increased demand. These increased costs have adversely affected the Company's margins since the Company has not been able to pass such price increases on to its customers. While the Company has responded by improving the efficiency of its processes and by redesigning its products to reduce its use of resin in its plastic products, there can be no assurance that market prices of polyethylene resin and sheet plastic will not continue to have an adverse affect on the Company's margins. While the risk is heightened by the need for additional polyethylene resin for the newly acquired GameTime division, the Company will attempt to use its increased purchasing volume to negotiate favorable terms where possible.

   Backlog

             The Company's Swing-N-Slide division does not generally have a meaningful backlog of orders, and the division's backlog as of any given date is not a meaningful measure because, even during peak periods, orders will generally be filled three business days from receipt of the order. The Company's GameTime division has a normal backlog of four to six weeks approximating 10-15% of its sales.

   Dependence Upon Key Personnel

             The Company is highly dependent upon the efforts and abilities of the Company's senior management team. The loss of the services of Mr. Mueller, or all or part of the Company's senior management team, could, if competent replacements for such individuals were not located, have a material adverse effect on the Company's business, financial condition or results of operations. Effective September 2, 1997, Richard G. Mueller resigned as the Company's President and Chief Executive Officer. Terence
   S. Malone is currently serving as interim Chief Executive Officer until a successor for Mr. Mueller is named. See "Recent Developments." The future success of the Company will depend to a significant degree upon the efforts and abilities of the interim and then the successor Chief Executive Officer.

   Declining Stock Price

             Swing-N-Slide's stock has been traded on the AMEX since August 10, 1995, under the symbol "SWG." From July 6, 1995 to August 9, 1995, the stock was traded on the over-the-counter market and prior to July 6, 1995, the stock was traded on the NASDAQ National Market System. Set forth below for the calendar quarters indicated are the high and low closing prices:


                1994             1995             1996            1997
            high     low      high    low     high    low     high    low

     Q1     13      9 1/2     8 7/8   3 3/4  5 9/16   3 1/2   5 1/2    3 1/8

     Q2     11      9 1/2     5 1/4   3 1/4   4 1/8  3 7/16   4 3/8    3 9/16

     Q3     10 1/4  8 1/4   4 13/16   3 5/8   3 1/2   2 1/2   4 15/16* 3 3/4*

     Q4      9 1/2  7 3/4   4 15/16   3 1/2   3 3/8   2 5/8    N/A     N/A

     *  Through September 4, 1997.

   The per share price of Swing-N-Slide's stock has generally declined since 1994 and there can be no assurance that this general trend will be significantly reversed at any time in the foreseeable future.

   Holding Company Structure

             Swing-N-Slide derives substantially all of its revenues from the operations of its wholly-owned subsidiary, Newco. The ability of Swing-N-Slide to pay dividends, if any, on the Common Stock will be primarily dependent on receipt of dividends or other distributions from Newco. Payment of dividends from Newco to Swing-N-Slide are subject to statutory or contractual restrictions and are contingent upon the earnings of Newco.

             In particular, Newco is subject to a number of restrictions contained in that certain Credit Agreement dated as of March 13, 1997, between Newco and certain lenders, including Fleet National Bank (the "Credit Agreement"). Under the terms of the Credit Agreement, Newco obtained debt financing in the aggregate amount of $69.5 million, of which $20.0 million comprised a senior secured revolving credit facility, $45.0 million comprised a senior secured Term Loan A facility, and $4.5 million comprised a senior secured Term Loan B facility. The Credit Agreement restricts Newco's ability to incur additional indebtedness, pay cash dividends or make other distributions, issue capital stock, and sell assets and requires Newco to maintain certain financial ratios. In addition, the Credit Agreement requires that certain prepayments with respect to the Term Loan A facility and Term Loan B facility be made quarterly beginning June 30, 1997. The Credit Agreement also restricts Swing-N-Slide's activities, and provides that Swing-N-Slide and Newco shall not substantially engage in any business other than children's consumer and commercial indoor and outdoor play products, new products that utilize their metal fabrication or plastic forming core competencies, or substantially similar products that may be sold through home centers, mass merchants or commercial and industrial trade classes.

             In addition, Newco is subject to a number of restrictions contained in those certain Securities Purchase Agreements dated as of March 13, 1997, among Newco, Swing-N-Slide and Massachusetts Mutual Life Insurance Company ("MassMutual") and certain of its affiliates (collectively, the "MassMutual Agreements"). Under the terms of the MassMutual Agreements, Newco obtained $12.5 million of debt financing from MassMutual and its affiliates by issuing its 12% Senior Subordinated Notes due 2005 (the "MassMutual Notes"). As part of such debt financing, MassMutual and its affiliates received warrants to purchase up to an aggregate of 592,177 shares of Swing-N-Slide's Common Stock (subject to adjustment) at an exercise price of $.001 per share. The MassMutual Agreements require Newco to maintain certain financial ratios and to make certain prepayments of the principal amount of the MassMutual Notes commencing in September, 2002. Further, the MassMutual Agreements restrict Newco's ability to incur additional indebtedness, incur liens, pay cash dividends or make other distributions, issue capital stock, sell assets, and enter into certain other transactions.

   Substantial Indebtedness

             The Company has indebtedness that is substantial in relation to its Stockholders' Equity. See "Capitalization." The Credit Agreement imposes significant operating and financial restrictions on the Company. See "Risk Factors--Holding Company Structure." Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness to pay dividends. These restrictions, in combination with the leveraged nature of the Company, could limit the ability of the Company to effect future financing or otherwise may restrict corporate activities.

             The Company's high degree of leverage could have important consequences to the holders of the Common Stock, including the following:
   (1) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be impaired in the future; (2) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (3) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions; and (4) the Company's indebtedness could make it more vulnerable in the event of a downturn in general economic conditions or its business.

   Stockholders' Suit

             Swing-N-Slide has been named as a defendant in the proceeding Robert Barbieri v. Swing-N-Slide Corp., Thomas R. Baer, Richard G. Mueller, Andrew W. Code, James M. Dodson, Peter M. Gotsch, Terence S. Malone, Henry B. Pearsall and Brian P. Simmons, GreenGrass and GreenGrass Management, LLC (the "Civil Action"). The complaint alleges that Swing-N-Slide's tender offer for 3.5 million of outstanding shares of Common Stock, which was completed in January 1995, was the result of a deceptive and manipulative plan on the part of the individual defendants to enrich themselves. The plaintiff also challenges on similar grounds the purchase by GreenGrass of approximately 3.6 million shares of Common Stock pursuant to a tender offer in February 1996. The plaintiffs were granted certification of the two classes of stockholders consisting of all stockholders other than the defendants at November 14, 1994 or at March 15, 1995. The relief sought includes the imposition of a constructive trust on all proceeds of the repurchase received by the defendants as well as various non-monetary forms of relief. The parties have conducted discovery. While Swing-N-Slide intends to vigorously defend the claims and believes it has substantial defenses to all the claims, there can be no assurance that resolution of the claims will not have a material adverse effect on the financial condition or results of operations of the Company.

   Product Liability Claims

             Due to the nature of its business, the Company, at any particular time, is subject to a number of product liability claims for personal injuries allegedly related to its products. The Company has to date been successful in defending or settling such claims. Thus far, no such claims have resulted in any material payments on account of defending or settling such claims. The Company's products are designed to meet the applicable safety guidelines of the American Society for Testing and Materials ("ASTM Guidelines"). Several of the Company's products are new, however, and the claims experience with such products cannot be predicted. Although the Company maintains product liability insurance at coverage levels which it believes are adequate, there can be no assurance that the Company will not incur substantial liability for product liability claims or that insurance will provide adequate coverage against such liability.

   Environmental Matters

             The Company is subject to the environmental laws and regulations of the United States, the State of Wisconsin, and the State of Alabama as well as local ordinances. The Company has established procedures for maintaining environmental law compliance, including procedures for the disposal of limited quantities of hazardous waste, with the United States Environmental Protection Agency ("EPA") licensed haulers and recyclers. The Company also incurs ongoing costs monitoring compliance with environmental laws and in connection with disposal of waste materials. Environmental laws imposed by the EPA and state officials nationwide are becoming more stringent and may result in higher costs for the Company and its competitors. While liabilities for environmental compliance and waste disposal have not been material to the Company in the past, there can be no assurance that the Company will not incur substantial liability with respect to environmental law compliance in the future.

   No Dividends

             There have been no dividends paid to stockholders since the inception of Swing-N-Slide in January, 1992. The Credit Agreement restricts the ability of Newco, Swing-N-Slide's operating subsidiary, to pay dividends to Swing-N-Slide.

   Possible Dilution of Ownership Interest

             There are presently outstanding 7,249,330 shares of the Company's Common Stock. In addition to the 622,665 shares offered hereby, the Company has reserved a substantial number of shares of Common Stock for future issuances for various purposes, as discussed below.

             Pursuant to the terms of the Transaction Agreement, Swing-N-Slide intends to offer to stockholders of Swing-N-Slide other than GreenGrass the right to purchase their pro rata share of $3,333,333 aggregate principal amount of Second Series Debentures. The Second Series Debentures are convertible into shares of Common Stock at a conversion price of $4.70 per share, and otherwise possess terms which are substantially similar to those of the First Series Debentures.

             Upon the completion of this Offering, GreenGrass is contractually obligated to purchase shares of Common Stock offered hereunder which are not purchased by the stockholders of Swing-N-Slide other than GreenGrass, if any. As a result, stockholders who do not elect to purchase their pro rata portion of the shares of Common Stock offered hereunder in full will realize a dilution in their voting rights in Swing-N-Slide and percentage interests in future net earnings, if any, of the Company. See "Background of Offering" and "Risk Factors--Controlling Interest in the Company."

             In addition, stockholders may realize a dilution in their voting rights in Swing-N-Slide and percentage interests in future net earnings, if any, of the Company as a result of: (i) the issuance to GreenGrass of 50,000 shares underlying a warrant held by GreenGrass; (ii) the issuance to GreenGrass of up to 56,740 shares as interest on the Bridge Note at maturity assuming a maturity date of November 10, 1997; (iii) the issuance to MassMutual and certain of its affiliates of up to 592,177 shares
   (subject to adjustment) underlying warrants held by such entities; (iv) the issuance to GreenGrass of approximately 1,041,667 shares in the event of conversion of its $5,000,000 principal amount of First Series Debentures;
   (v) the issuance to GreenGrass of approximately 119,362 shares in the event of conversion of its $572,938.37 principal amount of interest Debentures held by it, and up to approximately 228,637 shares in the event of conversion of up to $1,097,457.06 principal amount of interest Debentures hereafter payable to GreenGrass; (vi) the issuance to two former members of GreenGrass Management, LLC, one of the general partners of GreenGrass Holdings, of an aggregate of approximately 3,094 shares in the event of conversion of their $14,849.60 aggregate principal amount of interest Debentures held by them, and up to approximately 610 shares in the event of conversion of up to $2,924.29 aggregate principal amount of interest Debentures hereafter payable to them; (vii) the issuance to holders of Second Series Debentures of up to 709,220 shares in the event of conversion of $3,333,333 principal amount of Second Series Debentures, and up to approximately 89,342 shares in the event of conversion of up to $419,907.05 principal amount of interest Debentures payable thereon (assuming
   December 1, 1997 issuance of $3,333,333 principal amount of Second Series Debentures); (viii) the issuance of up to 448,414 shares issuable upon the exercise of stock options granted under the Swing-N-Slide Corp. 1992 Stock Program; (ix) the issuance of up to 838,000 shares issuable upon the exercise of stock options granted under the Swing-N-Slide Corp. 1996 Incentive Stock Plan; (x) the issuance of up to 362,000 shares available for future grants of awards and options under the Swing-N-Slide Corp. 1996 Incentive Stock Plan; and (xi) the issuance of shares as part of any future acquisitions in connection with the pursuit of the Company's aggressive growth strategy. See "Capitalization," "Background of Offering" and "Risk Factors -- Reliance on Expansion and Acquisitions
   Beyond Historical Core Product Group."

                               RECENT DEVELOPMENTS

             On March 13, 1997, the Company completed the acquisition of GameTime, Inc., a leading manufacturer of modular and custom commercial outdoor playground equipment for schools, parks and municipalities. On that date, Newco acquired all of the issued and outstanding shares of GameTime capital stock for $27.0 million and the assumption of GameTime indebtedness of approximately $13.4 million. Immediately following the acquisition, GameTime was merged with and into Newco. To provide financing for this acquisition, to refinance certain indebtedness of Swing-N-Slide, Newco and GameTime, and to provide funds for working capital purposes, Swing-N-Slide and Newco entered into certain definitive agreements, referenced below.

             On March 13, 1997, a group of banks led by Fleet National Bank provided Newco with a $69.5 million senior secured credit facility. The facility consists of (a) a $20.0 million revolving credit facility (of which $12.7 million was drawn on March 13, 1997); (b) a $45.0 million Term Loan A facility; and (c) a $4.5 million Term Loan B facility. The entire facility is guaranteed by Swing-N-Slide, and secured by a first priority mortgage or security interest in all of Newco's tangible and intangible assets, as well as a pledge of 100% of the outstanding shares of Newco common stock. In addition, Newco is subject to certain restrictive covenants which include, among other things, restrictions on the payment of dividends or issuance of capital stock and a limitation on additional indebtedness.

             On March 13, 1997, Swing-N-Slide and Newco entered into Securities Purchase Agreements with Massachusetts Mutual Life Insurance Company and certain of its affiliates, pursuant to which Swing-N-Slide sold warrants (the "MassMutual Warrants") evidencing rights to purchase an aggregate of 592,177 shares of its Common Stock (subject to adjustment), and Newco sold its 12% Senior Subordinated Notes due March 13, 2005 (the "MassMutual Notes"), in the aggregate principal amount of $12,500,000.
   The MassMutual Warrants are exercisable at any time during the period commencing March 13, 1997, and terminating on the later of March 13, 2003, or the date upon which all of the MassMutual Notes have been paid in full, at an exercise price of $.001 per share (subject to adjustment).

             On March 13, 1997, Swing-N-Slide entered into an Investment Agreement with GreenGrass Holdings pursuant to which Swing-N-Slide sold to GreenGrass Holdings 1,087,406 shares (subject to adjustment) of its Common Stock for an aggregate purchase price of $5,000,000, or a per share purchase price of $4.5981, and sold its Junior Subordinated Bridge Note in the principal amount of $2,500,000 (the "Bridge Note"), due not later than December 31, 1997 (subject to prepayment), bearing interest at a rate of 13.5% per annum, and accompanied by ten-year warrants to purchase 50,000 shares of such stock, at a per share purchase price of $4.5981 (subject to adjustment). Pursuant to the terms of the Investment Agreement, and based on fluctuations in the market price of the Company's Common Stock on the AMEX during the 150-day period following the public announcement of the GameTime acquisition, effective August 13, 1997, the number of shares issued to GreenGrass was adjusted and increased from 1,087,406 to 1,245,330. As a result of such adjustment, the price per share paid by GreenGrass for the 1,245,330 shares received was in effect fixed at
   $4.015 per share.   Swing-N-Slide will use the proceeds of the sale of
   shares of Common Stock in this offering to prepay in full the principal outstanding under the Bridge Note.

             For further information on the GameTime acquisition, including copies of GameTime's audited financial statements, see the Form 8-K, a copy of which accompanies this Prospectus.

             On September 2, 1997, Richard G. Mueller resigned as Chairman, President and Chief Executive Officer of the Company. Terence S. Malone, a Company director since September 1992, and former Chairman and Chief Executive Officer of Johnson Worldwide Associates, Inc. (international manufacturer and marketer of outdoor recreational products) will serve as the Chief Executive Officer of the Company until a successor for Mr. Mueller is named.

                                 USE OF PROCEEDS

             The proceeds from the sale of shares of Common Stock offered hereby will be used to prepay in full the principal outstanding under the $2,500,000 Junior Subordinated Bridge Note dated March 13, 1997 (the "Bridge Note"). The Bridge Note bears interest at the rate of 13.5% per annum, and matures on the earlier of December 31, 1997, or such time as the Company has received the proceeds from the sale of shares pursuant to this offering. The proceeds of the Bridge Note comprised a part of the funds used by the Company to provide financing for the GameTime acquisition, to refinance certain indebtedness of the Company, and to provide funds for working capital purposes. See "Background of Offering."


             The Company will bear the cost of expenses incurred in connection with the offering hereby, including registration, printing, postage, legal and accounting fees and miscellaneous expenses, estimated to be approximately $80,000.

                                 CAPITALIZATION

             The following table sets forth the historical capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the issuance and sale of 622,665 shares of Common Stock offered by Swing-N-Slide hereby.


                                                 June 30, 1997
                                              Actual       As Adjusted (1)
                                                  (in thousands)

   Short-term debt:
     Revolving loan                          $12,320        $12,320
     Current portion of long-term debt         4,761          4,761
     Bridge Note                               2,500              0 (2)
   Long-term obligations:
     Long-term debt, net of current portion   56,266         56,266
     10% Convertible Debentures due 2004       5,588(3)       5,588(3)
   Stockholders' equity:
     Preferred stock, $.01 par value -
     5,000,000 shares authorized, no shares
     issued or outstanding                     -----          -----
   Common Stock, $.01 par
     value - 25,000,000 shares authorized,
     7,091,406 shares outstanding (5)            107            115(5)
   Class B Common Stock, $.01 par value
     - 1,750,000 shares authorized, no shares
     issued or outstanding                     -----          -----
   Additional paid-in capital                 32,185         34,597(7)
   Paid-in capital -- stock warrants           2,723          2,723
   Excess purchase price over predecessor
     basis                                    (5,627)        (5,627)
   Retained earnings                          22,171         22,171
   Cost of 3,600,000 shares of common
     stock in treasury                       (40,348)       (40,348)
       Total stockholders' equity             11,211         13,631

   _________________________

             1    As adjusted for the proceeds from the issuance of 622,665
   shares of Common Stock pursuant to this Offer as of June 30, 1997.

             2    The expenses incurred in connection with this offering will be borne by Swing-N-Slide, and 100% of the proceeds from the sale of shares of Common Stock offered hereby, in the amount of $2,500,000, will be used to prepay in full the principal outstanding under the Bridge Note.

             3    This amount represents $4,300,000 and $700,000 in First
   Series Debentures issued to GreenGrass on February 16, 1996, and April 25, 1996, respectively, and an aggregate of $587,787 in First Series Debentures issued to GreenGrass (and to two former members of its general partner, GreenGrass Management LLC) on April 15, 1996, October 15, 1996, and April 15, 1997, as interest payments.

             4    As of June 30, 1997, there were 7,091,406 shares of
   Common Stock issued and outstanding. This amount excludes 3,600,000 shares that are held by Swing-N-Slide as treasury shares, and excludes up to approximately 4,549,923 shares underlying various rights to acquire Common Stock. See "Risk Factors -- Possible Dilution of Ownership Interest."

             5    Includes 622,665 shares offered hereby and 157,924
   additional shares issued to GreenGrass pursuant to the Investment Agreement as a result of the fact that the Final Calculated Price was determined to be $4.015 per share. See "Background of Offering."

             6    Net of offering expenses estimated at $80,000.


                             BACKGROUND OF OFFERING

                  On March 13, 1997, Newco acquired all of the issued and outstanding shares of GameTime capital stock for $27.0 million and the assumption of GameTime indebtedness of approximately $13.4 million. Immediately following the acquisition, GameTime was merged with and into Newco. To provide financing for this acquisition, to refinance certain indebtedness of Swing-N-Slide, Newco and GameTime, and to provide funds for working capital purposes, Swing-N-Slide and Newco entered into certain definitive agreements, referenced below.

                  On March 13, 1997, a group of banks led by Fleet National Bank provided Newco with a $69.5 million senior secured credit facility. The facility consists of (a) a $20.0 million revolving credit facility (of which $12.7 million was drawn on March 13, 1997); (b) a $45.0 million Term Loan A facility; and (c) a $4.5 million Term Loan B facility. The entire facility is guaranteed by Swing-N-Slide, and secured by a first priority mortgage or security interest in all of Newco's tangible and intangible assets, as well as a pledge of 100% of the outstanding shares of Newco common stock. In addition, Newco is subject to certain restrictive covenants which include, among other things, restrictions on the payment of dividends or issuance of capital stock and a limitation on additional indebtedness.

                  On March 13, 1997, Swing-N-Slide and Newco entered into Securities Purchase Agreements with Massachusetts Mutual Life Insurance Company ("MassMutual") and certain of its affiliates, pursuant to which Swing-N-Slide sold warrants (the "MassMutual Warrants") evidencing rights to purchase an aggregate of 592,177 shares of its Common Stock (subject to adjustment), and Newco sold its 12% Senior Subordinated Notes due March 13, 2005 (the "MassMutual Notes"), in the aggregate principal amount of $12,500,000. The MassMutual Warrants are exercisable at any time during the period commencing March 13, 1997, and terminating on the later of March 13, 2003, or the date upon which all of the MassMutual Notes have been paid in full, at an exercise price of $.001 per share (subject to adjustment).

                  On March 13, 1997, Swing-N-Slide entered into an Investment Agreement with GreenGrass Holdings pursuant to which Swing-N-Slide sold to GreenGrass Holdings 1,087,406 shares (subject to adjustment) of its Common Stock for an aggregate purchase price of $5,000,000, or a per share purchase price of $4.5981, and sold its Junior Subordinated Bridge Note in the principal amount of $2,500,000 (the "Bridge Note"), due not later than December 31, 1997 (subject to prepayment), bearing interest at a rate of 13.5% per annum, and accompanied by ten-year warrants to purchase 50,000 shares of such stock, at a per share purchase price of $4.5981 (subject to adjustment). Pursuant to the terms of the Investment Agreement, and based on fluctuations in the market price of the Company's Common Stock on the AMEX during the 150-day period following the public announcement of the GameTime acquisition, effective August 13, 1997, the number of shares issued to GreenGrass was adjusted and increased from 1,087,406 to 1,245,330. As a result of such adjustment, the price per share paid by GreenGrass for the 1,245,330 shares received was in effect fixed at
   $4.015 per share.   Swing-N-Slide will use the proceeds of the sale of
   shares of Common Stock in this offering to prepay in full the principal outstanding under the Bridge Note.

                  The number of shares of Common Stock to be sold in this offering (the "Rights Shares"), fixed at 622,665, was determined by dividing 2,500,000, the original principal amount of the Bridge Note, by the $4.015 per share Final Calculated Price (determined in the manner set forth below). Swing-N-Slide will offer to each stockholder of Swing-N-Slide other than GreenGrass Holdings the right, on the basis of the number of shares held as of August 25, 1997, the record date set by the Board of Directors of Swing-N-Slide (the "Record Date"), to purchase up to his, her or its pro rata share of the Rights Shares for cash at a price equal to the Final Calculated Price. This offering is being made in order to give the Company's stockholders, other than GreenGrass, the opportunity to mitigate the dilutive effect of the purchase by GreenGrass of shares of Common Stock pursuant to the Investment Agreement. Thus, stockholders other than GreenGrass are hereby granted the opportunity to purchase their pro rata share of 622,665 shares of Common Stock at the same $4.015 per share purchase price, or an aggregate purchase price of $2,500,000, thereby mitigating the dilutive effect of the recent purchase by GreenGrass of 1,245,330 shares of Common Stock at $4.015 per share or an aggregate purchase price of $5,000,000.

                  GreenGrass Holdings is obligated to purchase any Rights Shares not purchased by the other stockholders of Swing-N-Slide under the Rights Offering (the "Remaining Rights Shares") at a price per share equal to the Final Calculated Price. The purchase price for the Remaining Rights Shares will be paid through a reduction of any principal outstanding under the Bridge Note on a dollar-for-dollar basis. The Final Calculated Price of $4.015 per share was determined, in accordance with the terms of the Investment Agreement and the documents contemplated thereby, by calculating the amount equal to the average of the daily closing bid price per share of Common Stock for the trading days on the AMEX (weighted for volume on each trading day) included in the 150-day period from March 17, 1997, through August 13, 1997.

                              PLAN OF DISTRIBUTION

   Rights Offering; Subscription Period

                  Swing-N-Slide is offering the shares of Common Stock to stockholders of Swing-N-Slide other than GreenGrass (the "Other Stockholders") on a pro rata basis. The record date for the Offering is August 25, 1997 (the "Record Date"). The maximum number of shares each Other Stockholder is entitled to purchase pursuant to the foregoing sentence is referred to herein as the "Maximum Subscription Number." With respect to each Other Stockholder, the Maximum Subscription Number is determined by multiplying the Maximum Offering Number by a percentage equal to the number of shares of Common Stock owned by such Other Stockholder as of the Record Date, divided by the total number of shares of Common Stock owned by all Other Stockholders as of the Record Date; provided, that Swing-N-Slide will not offer fractional shares, and the number of shares offered to each Other Stockholder will be rounded down to the nearest whole number. As of the Record Date, an aggregate of 2,427,694 shares were owned by all Other Stockholders.

                  The Subscription Period commences on the date of this Prospectus and shall remain open until November 5, 1997. Subscriptions for the purchase of shares of Common Stock, in the form of a Subscription Agreement, must be received by 5:00 p.m. Central Time on November 5, 1997, by Firstar Trust Company (the "Subscription Agent"). The November 5, 1997, expiration date may be extended by Swing-N-Slide from time to time in its sole discretion by issuing a press release to that effect no later than 10:00 a.m., Eastern Time, on November 6, 1997.

                  Each Other Stockholder who wants to purchase shares must submit to the Subscription Agent, by 5:00 p.m. Central Time on November 5, 1997, a Subscription Agreement indicating the number of shares the Other Stockholder will purchase. Other Stockholders will be able to purchase shares in number only up to the Maximum Subscription Number. No fractional shares will be issued. The right to subscribe to purchase shares offered hereunder is non-transferable. Each Subscription Agreement shall be considered a non-revokable offer to purchase shares in number up to the Maximum Subscription Number, as set forth in the Subscription Agreement. Once submitted to the Subscription Agent, the Subscription Agreement and the offer to purchase set forth therein cannot be changed or revoked.

                  If the Other Stockholders do not subscribe for their respective Maximum Subscription Number, the remaining shares will not be reoffered to Other Stockholders. Under the terms of the Investment Agreement, GreenGrass is contractually obligated to purchase shares offered hereunder which are not purchased by the Other Stockholders, if any. As a result, upon the expiration of the subscription period, GreenGrass shall purchase any shares not purchased by the Other Stockholders at a per share purchase price of $4.015.

                  Certificates representing the shares purchased in this Offering will be delivered to the subscribing Other Stockholders as soon as practicable after the expiration of the subscription period.

   Subscription Agreement

                  Each Other Stockholder who wishes to purchase shares must submit to Firstar Trust Company, 1555 North Rivercenter Dr., P.O. Box 2077, Suite 301, Milwaukee, Wisconsin 53201-2077, by 5:00 p.m. Central Time on the Expiration Date, a properly completed and executed Subscription Agreement, together with payment in full of the purchase price ("Purchase Price") for the number of shares (not to exceed the Maximum Subscription Number) to be purchased by such Other Stockholder. Payment may be made only (a) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to Swing-N-Slide Corp., or (b) by wire transfer of funds to the account maintained by the Subscription Agent for the purpose of accepting subscriptions, or (c) a combination of the foregoing. The Purchase Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order, or (iii) receipt of collected funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five (5) business days to clear. ACCORDINGLY, OTHER STOCKHOLDERS WHO WISH TO PAY THE PURCHASE PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH TIME AND ARE URGED TO CONSIDER IN THE ALTERNATIVE PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER
   OR WIRE TRANSFER OF FUNDS.

                  Because the right to purchase shares hereunder is nontransferable, if a beneficial owner of Common Stock desires to purchase shares, he may do so only by having the owner of record act on his behalf. Beneficial owners of Common Stock held of record by a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for Common Stock personally who would prefer to have such institutions effect transactions related to this Offering on their behalf, should contact the appropriate institution or nominee and request it to effect such transactions for them.

                  If an Other Stockholder does not indicate in his, her or its Subscription Agreement the number of shares which the Other Stockholder is willing to purchase, or does not forward full payment of the Purchase Price for the number of shares the Other Stockholder indicates he, she or it is willing to purchase, then such Other Stockholder will be deemed to have offered to purchase a number of shares (not to exceed the Maximum Subscription Number) equal to the Purchase Price received by the Subscription Agent divided by the Final Calculated Price.

                  All funds received by the Subscription Agent in payment of the Purchase Price for shares will be retained by the Subscription Agent and will not be delivered to the Company until the certificates representing shares have been issued.

                  Persons who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to responding to this Offer. If a beneficial owner so instructs, the record holder of that beneficial owner's shares of Common Stock should complete the Subscription Agreement and submit it to the Subscription Agent with proper payment. In addition, beneficial owners of Common Stock held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

                  THE SUBSCRIPTION AGREEMENT SHOULD BE SENT WITH PAYMENT TO FIRSTAR TRUST COMPANY, 1555 NORTH RIVERCENTER DR., P.O. BOX 2077, SUITE 301, MILWAUKEE, WISCONSIN 53201-2077.

                  THE METHOD OF DELIVERY OF THE SUBSCRIPTION AGREEMENT AND PAYMENT OF THE PURCHASE PRICE TO THE SUBSCRIPTION AGENT ARE AT THE ELECTION AND RISK OF THE STOCKHOLDER. IF SENT BY MAIL, STOCKHOLDERS ARE URGED TO SEND THE SUBSCRIPTION AGREEMENT AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE (5) BUSINESS DAYS TO CLEAR, STOCKHOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

                  All issues concerning timeliness, validity, form and eligibility regarding this Offer will be resolved by Swing-N-Slide, whose determinations will be final and binding. Swing-N-Slide, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine. Subscription Agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Swing-N-Slide determines, in its sole discretion. Swing-N-Slide will not be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Agreements or incur any liability for failure to give such notification.

                  Any questions or requests for assistance concerning the method of purchasing shares or requests for additional copies of this Prospectus or Subscription Agreements should be directed to Richard E. Ruegger, Vice President, Swing-N-Slide Corp., 1212 Barberry Drive, Janesville, Wisconsin 53545, phone number (608) 755-4777, or Wayne O. Hanewicz, Foley & Lardner, 150 East Gelman St., Madison, Wisconsin 53703, phone number (608) 258-4246.

   No Revocation; No Transfer of Rights

                  ONCE AN OTHER STOCKHOLDER HAS SUBMITTED HIS, HER OR ITS SUBSCRIPTION AGREEMENT IT MAY NOT BE REVOKED OR CHANGED.

                  This Offer is made only to Other Stockholders, and each Other Stockholder is entitled to purchase only his pro rata share of the Common Stock, as described above. An Other Stockholder may not transfer, in whole or in part, his right to purchase the Common Stock offered hereby, to any other person, including another Other Stockholder.

   State and Foreign Securities Law

                  Swing-N-Slide will not offer, sell or issue shares of Common Stock in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations or orders would require Swing-N-Slide to incur costs, obligations or time delays which Swing-N-Slide determines, in its sole discretion, are disproportionate to the net proceeds to be realized by Swing-N-Slide from such offers, sales or issuances. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the shares. Consequently, Swing-N-Slide may reject subscriptions for shares by any Other Stockholder, unless it determines that it may lawfully accept such subscriptions, even if it could do so by qualifying the shares for sale or by taking other actions in such jurisdictions.

   Rights of Subscribers

                  Other Stockholders will have no rights as stockholders until certificates representing the shares of Common Stock for which they have subscribed are issued to them. All shares of Common Stock issued will be issued in the name of the holder of record of the shares of Common Stock giving rise to the right to purchase Common Stock hereunder. An Other Stockholder will not have the right to revoke his, her or its subscriptions after delivery of his, her or its Subscription Agreement to the Subscription Agent.

                          DESCRIPTION OF CAPITAL STOCK

                  Swing-N-Slide has 31,750,000 authorized shares of capital stock, divided into three classes as follows: 25,000,000 shares, par value $0.01 per share, of common stock (for purposes of this section, "Common Stock"), 1,750,000 shares, par value $0.01 per share, of Class B Common Stock ("Class B Common Stock"), and 5,000,000 shares, par value $0.01 per share of Preferred Stock. Effective as of August 25, 1997, 7,249,330 shares of Common Stock were issued and outstanding, and no shares of Class B Common Stock or Preferred Stock were issued. See "Capitalization." All outstanding shares of Common Stock are fully paid and nonassessable (except as otherwise provided by law).

   Common Stock

                  Holders of Common Stock are entitled to one vote per share on all matters which, pursuant to the Delaware General Corporation Law (the "DGCL"), require the approval of Swing-N-Slide's stockholders. Holders of Class B Common Stock have no right to vote on any matters to be voted on by Swing-N-Slide's stockholders. GreenGrass's ownership of approximately 67% of the currently issued and outstanding Common Stock (approximately 71% if GreenGrass converted all $5,572,938.37 principal amount in First Series Debentures into Common Stock), along with GreenGrass's potential ownership of at least approximately 63% of the debentures issued under the Indenture, give it effective control over Swing-N-Slide. See "Risk Factors--Controlling Interest in the Company."

                  In the event of a liquidation, dissolution or winding up of Swing-N-Slide, holders of Common Stock and Class B Common Stock are entitled to participate ratably in all distributions after payment of liabilities and satisfaction of any preferential rights of holders of Preferred Stock, if any. Holders of Common Stock and Class B Common Stock are not entitled to any preemptive rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock and Class B Common Stock are entitled to receive cash dividends ratably on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. But see "Risk Factors--No Dividends."

                  Shares of Common Stock can be converted into shares of Class B Common Stock by "Regulated Stockholders" (defined in the Amended Certificate of Incorporation to mean stockholders who, among other things, are subject to Regulation Y of the Board of Governors of the Federal Reserve System). Currently, there are no Regulated Stockholders. Each holder of Class B Common Stock can convert it into Common Stock under certain circumstances described in the Amended Certificate of Incorporation. Currently, there are no holders of Class B Common Stock.

                  The rights, preferences and privileges of Common Stock and Class B Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which Swing-N-Slide may designate and issue in the future.

   Preferred Stock

                  The Board of Directors of Swing-N-Slide is authorized to provide for the issuance by Swing-N-Slide of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption or repurchase, redemption or repurchase prices, limitations or restrictions thereon, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of any series of Preferred Stock may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Swing-N-Slide.

                  Swing-N-Slide has no present plans to issue any shares of Preferred Stock.

   Section 203 of the Delaware Law

                  Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, subject to certain exceptions. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation or by-laws. Swing-N-Slide has "opted out" from the application of Section 203. Swing-N-Slide's election not to be governed by Section 203 will not, however, apply to any business combination between Swing-N-Slide and any person who became an interested stockholder on or prior to June 18, 1992.

   Certain Certificate of Incorporation and Bylaw Provisions

                  The Amended and Restated Certificate of Incorporation ("Amended Certificate of Incorporation") of Swing-N-Slide provides that the number of directors of Swing-N-Slide shall consist of not less than one and not more than ten, with the exact number to be determined by a vote of a majority of the Board. There are currently six members of the Board of Directors with one vaccancy. Any vacancies on the Board may be filled for the unexpired portion of the term by a majority vote of the remaining directors.

                  Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, except as may be limited by the rights of Preferred Stockholders, a plurality of votes cast thereat shall elect. Except as otherwise provided by law or the Amended Certificate of Incorporation, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto.

                  The Amended Certificate of Incorporation prohibits stockholders of Swing-N-Slide from taking action by written consent without a meeting of stockholders. The Amended Certificate of Incorporation provides, with certain exceptions, that meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors or the President of Swing-N-Slide, a majority of the Board of Directors, or holders of a majority of the shares of Common Stock. The Amended Certificate of Incorporation and Bylaws further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders of Swing-N-Slide must be given in the manner provided in the Bylaws, and the Bylaws contain detailed notice requirements relating to nominations and other action.

                  Swing-N-Slide may change or repeal any provision contained in the Amended Certificate of Incorporation (except as provided below) and any other provision authorized by the laws of the State of Delaware at the time in force may be added (except as provided below) in the manner prescribed by law. Notwithstanding the foregoing, the affirmative vote of the holders of at least a majority of the voting power of the shares of the then outstanding voting stock of Swing-N-Slide, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles FIFTH (election of directors), EIGHTH (indemnification of directors and officers), NINTH (limiting liability of directors for money damages), or TENTH (stockholders meeting requirements).

   Limitation of Liability

                  Swing-N-Slide's Amended Certificate of Incorporation provides that directors of Swing-N-Slide shall not be personally liable to Swing-N-Slide or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Swing-N-Slide or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Transfer Agent and Registrar

                  The transfer agent and registrar for Swing-N-Slide is First Chicago Trust Company of New York, P.O. Box 13701, Newark, New Jersey 07188.

                                  LEGAL MATTERS

                  The validity of the Common Stock registered hereunder will be passed upon for Swing-N-Slide by Foley & Lardner, Madison and Milwaukee, Wisconsin.

                                     EXPERTS

                  The consolidated financial statements and related consolidated financial statement schedules of Swing-N-Slide appearing in Swing-N-Slide's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                Table of Contents

                                                                         Page

   Available Information . . . . . . . . . . . . . . . . . . . . . . . . . .

   Incorporation of Certain Documents by Reference . . . . . . . . . . . . .

   Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Background of Offering  . . . . . . . . . . . . . . . . . . . . . . . . .

   Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . .

   Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . .

   Legal Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14.  Other Expenses of Issuance and Distribution

                  The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant:

                  Securities and Exchange Commission
                  registration fee . . .  . . . . . . . . . . . . . .  $758

                  AMEX Listing fee . . . . . . . . . . . . . . . .  $12,500

                  Legal fees and expenses  . . . . . . . . . . . .  $40,000

                  Accounting fees and expenses . . . . . . . . . . . $2,000

                  Printing and mailing fees  . . . . . . . . . . .  $10,000

                  Miscellaneous  . . . . . . . . . . . . . . . . .  $14,742

                       TOTAL   . . . . . . . . . . . . . . . . . .  $80,000

   Item 15.  Indemnification of Directors and Officers

                  Set forth below is a description of certain provisions of Swing-N-Slide's Amended Certificate of Incorporation and Bylaws and the DGCL, as such provisions relate to the indemnification of the directors and officers of Swing-N-Slide. This description is intended only as a summary and is qualified in its entirety by reference to the Amended Certificate of Incorporation, Bylaws, and the DGCL.

                  Swing-N-Slide's Amended Certificate of Incorporation provides that Swing-N-Slide shall, to the full extent permitted by the DGCL, as amended from time to time, indemnify its directors, officers and certain other persons (subject to certain conditions and qualifications) and eliminates the personal liability of its directors to the full extent permitted by Section 102(b)(7) of the DGCL, as amended from time to time.

                  Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are reasonably entitled to indemnification for such expenses despite such adjudication of liability.

                  Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the ability of a director for any act or omission occurring prior to the date which such provision becomes effective.

                  Swing-N-Slide maintains insurance on behalf of its officers and directors which, subject to certain exceptions, covers liabilities under the Securities Act of 1933.

                  Under the Transaction Agreement, Swing-N-Slide is required to indemnify and provide insurance to the officers and directors of Swing-N-Slide and Newco, and to certain other persons ("Indemnified Persons"). These obligations require, among other things, that: (a) for three years and sixty days after the date on which shares of Common Stock were purchased in the tender offer ("Purchase Date"), Swing-N-Slide must (subject to certain terms, conditions and qualifications) provide officers' and directors' liability insurance covering each present and former director or officer of Swing-N-Slide or Newco, and fiduciary liability insurance covering each present and former Fiduciary (as defined in the Transaction Agreement), with respect to events, actions and omissions occurring on or prior to the Purchase Date, including any which relate to the transactions contemplated by the Transaction Agreement; (b) for not less than six years after the date on which the tender offer expired, Swing-N-Slide's Certificate of Incorporation and Bylaws shall provide indemnification to the Indemnified Persons on terms no less favorable to the Indemnified Persons than those contained in Swing-N-Slide's Amended Certificate of Incorporation and Bylaws, and Newco's Articles of Incorporation and Bylaws, as in effect on January 4, 1996; and
   (c) proper provision be made so that Swing-N-Slide's successors, assigns and transferees of all or substantially all Swing-N-Slide's assets assume the indemnification and insurance obligations set forth in the Transaction Agreement (without relieving Swing-N-Slide of its obligations thereunder).

   Item 16.  Exhibits

   Exhibit
   Number         Description

   2.(1) Transaction Agreement dated January 4, 1996 between GreenGrass Holdings and Swing-N-Slide.(1)

   2.(2) Amendment No. 1 to Transaction Agreement dated February 12, 1996 between GreenGrass Holdings and Swing-N-Slide.*

   2.(3) Amended and Restated Registration Rights Agreement dated March 13, 1997 between GreenGrass Holdings and Swing-N-Slide.(2)

   2.(4) Stipulation and Order dated February 13, 1996 relating to Barbieri v. Swing-N-Slide Corp., et al., Court of Chancery of the State of Delaware, New Castle County, Civil Action No. 14239.(3)

   2.(5) Amended and Restated Stock Purchase Agreement, dated as of March 13, 1997, by and among Newco, Inc., Game Time, Inc. and Ross D. Siragusa, Jr., John R. Siragusa and Richard D. Siragusa.(4)

   2.(6) Articles of Merger Merging Game Time, Inc. With and Into Newco, Inc., dated as of March 13, 1997.(5)

   4.(1)          Amended and Restated Certificate of Incorporation of Swing-
                  N-Slide.(6)

   4.(2) Amended and Restated 10% Convertible Subordinated Debenture due 2004, dated February 16, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.*

   4.(3) Amended and Restated 10% Convertible Subordinated Debenture due 2004, dated April 25, 1996, in the original principal amount of $700,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.*

   4.(4) Swing-N-Slide Corp. Bridge Note, dated as of March 13, 1997, in the principal amount of $2,500,000.(7)

   5.(1)          Opinion of Foley & Lardner.

   10.(1) Credit Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc., the Lenders party thereto and Fleet National Bank, as lender and agent, together with the notes related thereto.(8)

   10.(2) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and Massachusetts Mutual Life Insurance Company, together with the notes and warrants related thereto.(9)

   10.(3) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Investors, together with the note and warrant related thereto.(10)

   10.(4) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Participation Investors, together with the note and warrant related thereto.(11)

   10.(5) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Value Partners Limited, together with the note and warrant related thereto.(12)

   10.(6) Warrant No. 1 for the Purchase of Common Stock of Swing-N-Slide Corp., dated as of March 13, 1997.(13)

   10.(7) Investment Agreement, dated as of March 13, 1997, between Swing-N-Slide Corp. and GreenGrass Holdings.(14)

   10.(8) Severance, Change of Control and Noncompetition Agreement dated as of May 21, 1997, between Swing-N-Slide and Richard
                  G. Mueller.*

   10.(9) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Curtis Cole.(15)

   10.(10) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Richard Ruegger.(16)

   10.(11) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and David Hammelman.(17)

   10.(12) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Kenneth Jonas.(18)

   10.(13) Lease dated October 13, 1995, between Hovde Development, Inc., lessor, and Swing-N-Slide Corp., lessee.(19)

   10.(14) Lease dated November 1, 1993, between HUFCOR, INC., lessor, and Newco, Inc., lessee, as amended.(20)

   10.(15)        Swing-N-Slide Corp. 1996 Incentive Stock Plan.(21)

   10.(16)        Swing-N-Slide Corp. 1992 Stock Program.(22)

   10.(17) Management Consulting Agreement dated as of February 16, 1996, by and among Newco, Inc., Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management Incorporated.(23)

   10.(18) Acquisition consulting agreement relating to GameTime transaction dated as of September 6, 1996, by and among Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management Incorporated.(24)

   13.(1)         Annual Report of Swing-N-Slide for the year ended December
                  31, 1996.(25)

   13.(2) Quarterly Report of Swing-N-Slide for the quarter ended March 31, 1997.(26)

   13.(3) Quarterly Report of Swing-N-Slide for the quarter ended June 30, 1997.(27)

   13.(4) Current Report of Swing-N-Slide on Form 8-K filed March 13, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 6, 1997.(28)

   23.(i)(1)      Consent of Ernst & Young LLP.*

   23.(i)(2)      Consent of Foley & Lardner (included in Exhibit 5).

   24.            Powers of Attorney.

   99.            Form of Subscription Agreement.

   ________________________________________

   (1) Incorporated by reference to Swing-N-Slide's Schedule 14D-9 (File No. 0-20450).

   (2) Incorporated by reference to Exhibit 4.28 of Swing-N-Slide Corp.'s Registration Statement on Form S-8 (Registration No. 33-48735).

   (3) Incorporated by reference to Exhibit 2.(5) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (4) Incorporated by reference to Exhibit 2.1 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (5) Incorporated by reference to Exhibit 2.2 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (6) Incorporated by reference to Swing-N-Slide Corp.'s Registration Statement on Form S-8 (Registration No. 33-48735).

   (7) Incorporated by reference to Exhibit 4.26 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (8) Incorporated by reference to Exhibits 4.1 through 4.10 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (9) Incorporated by reference to Exhibits 4.11, 4.15, 4.16, 4.20, and 4.21 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (10) Incorporated by reference to Exhibits 4.12, 4.17 and 4.22 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (11) Incorporated by reference to Exhibits 4.13, 4.18 and 4.23 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (12) Incorporated by reference to Exhibits 4.14, 4.19 and 4.24 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (13) Incorporated by reference to Exhibit 4.27 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (14) Incorporated by reference to Exhibit 4.25 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (15) Incorporated by reference to Exhibit 10.(ii)(A)(4) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (16) Incorporated by reference to Exhibit 10.(ii)(A)(5) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (17) Incorporated by reference to Exhibit 10.(ii)(A)(6) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (18) Incorporated by reference to Exhibit 10.(ii)(A)(7) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (19) Incorporated by reference to Exhibit 10.2 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (20) Incorporated by reference to Exhibit 10.3 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (21) Incorporated by reference to Exhibit 10.(iii)(A)(1) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (22) Incorporated by reference to Swing-N-Slide's Registration Statement on Form S-8 (Registration No. 33-48735).

   (23) Incorporated by reference to Exhibit 10.5 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (24) Incorporated by reference to Exhibit 10.6 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (25) Incorporated by reference to Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (26) Incorporated by reference to Swing-N-Slide Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (SEC File No. 0-20450).

   (27) Incorporated by reference to Swing-N-Slide Corp.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (SEC File No. 0-20450).

   (28) Incorporated by reference to Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 6, 1997 (SEC File No. 0-20450).

   *   Previously filed.

   Item 17.  Undertakings

                  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1993, each filing of the registrant's annual report pursuant to Section 13(a) or
   Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                  The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent not more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Janesville, State of Wisconsin on September 5, 1997.

                                 SWING-N-SLIDE CORP.



                            By:  /s/ Terence S. Malone
                                 Terence S. Malone, Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                                 /s/ Terence S. Malone
                                 Terence S. Malone, Director and Chief
                                 Executive Officer
                                 Date:  September 5, 1997



                                 /s/ Richard E. Ruegger
                                 Richard E. Ruegger, Vice President-Finance,
                                 Chief Financial Officer, Secretary and
                                 Treasurer (Principal Financial and
                                 Accounting Officer)
                                 Date:  September 5, 1997



                                 David S. Evans, Director*
                                 Date:  September 5, 1997



                                 George N. Herrera, Director*
                                 Date:  September 5, 1997



                                 Timothy R. Kelleher, Director*
                                 Date:  September 5, 1997




                                 Gary A. Massel, Director*
                                 Date:  September 5, 1997



                                 Caroline L. Williams, Director*
                                 Date:  September 5, 1997

    *By:  /s/ Richard E. Ruegger
          Attorney-in-Fact

                                  EXHIBIT INDEX

   Exhibit
   Number         Description

   2.(1) Transaction Agreement dated January 4, 1996 between GreenGrass Holdings and Swing-N-Slide.(1)

   2.(2) Amendment No. 1 to Transaction Agreement dated February 12, 1996 between GreenGrass Holdings and Swing-N-Slide.*

   2.(3) Amended and Restated Registration Rights Agreement dated March 13, 1997 between GreenGrass Holdings and Swing-N-Slide.(2)

   2.(4) Stipulation and Order dated February 13, 1996 relating to Barbieri v. Swing-N-Slide Corp., et al., Court of Chancery of the State of Delaware, New Castle County, Civil Action No. 14239.(3)

   2.(5) Amended and Restated Stock Purchase Agreement, dated as of March 13, 1997, by and among Newco, Inc., Game Time, Inc. and Ross D. Siragusa, Jr., John R. Siragusa and Richard D. Siragusa.(4)

   2.(6) Articles of Merger Merging Game Time, Inc. With and Into Newco, Inc., dated as of March 13, 1997.(5)

   4.(1)          Amended and Restated Certificate of Incorporation of Swing-
                  N-Slide.(6)

   4.(2) Amended and Restated 10% Convertible Subordinated Debenture due 2004, dated February 16, 1996, in the original principal amount of $4,300,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.*

   4.(3) Amended and Restated 10% Convertible Subordinated Debenture due 2004, dated April 25, 1996, in the original principal amount of $700,000 issued by Swing-N-Slide Corp. to GreenGrass Holdings.*

   4.(4) Swing-N-Slide Corp. Bridge Note, dated as of March 13, 1997, in the principal amount of $2,500,000.(7)

   5.(1)          Opinion of Foley & Lardner.

   10.(1) Credit Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc., the Lenders party thereto and Fleet National Bank, as lender and agent, together with the notes related thereto.(8)

   10.(2) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and Massachusetts Mutual Life Insurance Company, together with the notes and warrants related thereto.(9)

   10.(3) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Investors, together with the note and warrant related thereto.(10)

   10.(4) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Participation Investors, together with the note and warrant related thereto.(11)

   10.(5) Securities Purchase Agreement, dated as of March 13, 1997, among Swing-N-Slide Corp., Newco, Inc. and MassMutual Corporate Value Partners Limited, together with the note and warrant related thereto.(12)

   10.(6) Warrant No. 1 for the Purchase of Common Stock of Swing-N-Slide Corp., dated as of March 13, 1997.(13)

   10.(7) Investment Agreement, dated as of March 13, 1997, between Swing-N-Slide Corp. and GreenGrass Holdings.(14)

   10.(8) Severance, Change of Control and Noncompetition Agreement dated as of May 21, 1997, between Swing-N-Slide and Richard
                  G. Mueller.*

   10.(9) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Curtis Cole.(15)

   10.(10) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Richard Ruegger.(16)

   10.(11) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and David Hammelman.(17)

   10.(12) Severance and Change of Control Agreement dated February 15, 1996 between Swing-N-Slide and Kenneth Jonas.(18)

   10.(13) Lease dated October 13, 1995, between Hovde Development, Inc., lessor, and Swing-N-Slide Corp., lessee.(19)

   10.(14) Lease dated November 1, 1993, between HUFCOR, INC., lessor, and Newco, Inc., lessee, as amended.(20)

   10.(15)        Swing-N-Slide Corp. 1996 Incentive Stock Plan.(21)

   10.(16)        Swing-N-Slide Corp. 1992 Stock Program.(22)

   10.(17) Management Consulting Agreement dated as of February 16, 1996, by and among Newco, Inc., Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management Incorporated.(23)

   10.(18) Acquisition consulting agreement relating to GameTime transaction dated as of September 6, 1996, by and among Swing-N-Slide Corp., Glencoe Investment Corporation and Desai Capital Management Incorporated.(24)

   13.(1)         Annual Report of Swing-N-Slide for the year ended December
                  31, 1996.(25)

   13.(2) Quarterly Report of Swing-N-Slide for the quarter ended March 31, 1997.(26)

   13.(3) Quarterly Report of Swing-N-Slide for the quarter ended June 30, 1997.(27)

   13.(4) Current Report of Swing-N-Slide on Form 8-K filed March 13, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 6, 1997.(28)

   23.(i)(1)      Consent of Ernst & Young LLP.*

   23.(i)(2)      Consent of Foley & Lardner (included in Exhibit 5).

   24.            Powers of Attorney.

   99.            Form of Subscription Agreement.
   ________________________________________

   (1) Incorporated by reference to Swing-N-Slide's Schedule 14D-9 (File No. 0-20450).

   (2) Incorporated by reference to Exhibit 4.28 of Swing-N-Slide Corp.'s Registration Statement on Form S-8 (Registration No. 33-48735).

   (3) Incorporated by reference to Exhibit 2.(5) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (4) Incorporated by reference to Exhibit 2.1 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (5) Incorporated by reference to Exhibit 2.2 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (6) Incorporated by reference to Swing-N-Slide Corp.'s Registration Statement on Form S-8 (Registration No. 33-48735).

   (7) Incorporated by reference to Exhibit 4.26 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (8) Incorporated by reference to Exhibits 4.1 through 4.10 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (9) Incorporated by reference to Exhibits 4.11, 4.15, 4.16, 4.20, and 4.21 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (10) Incorporated by reference to Exhibits 4.12, 4.17 and 4.22 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (11) Incorporated by reference to Exhibits 4.13, 4.18 and 4.23 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (12) Incorporated by reference to Exhibits 4.14, 4.19 and 4.24 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (13) Incorporated by reference to Exhibit 4.27 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (14) Incorporated by reference to Exhibit 4.25 of Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997 (SEC File Number 0-20450).

   (15) Incorporated by reference to Exhibit 10.(ii)(A)(4) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (16) Incorporated by reference to Exhibit 10.(ii)(A)(5) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (17) Incorporated by reference to Exhibit 10.(ii)(A)(6) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (18) Incorporated by reference to Exhibit 10.(ii)(A)(7) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (19) Incorporated by reference to Exhibit 10.2 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (20) Incorporated by reference to Exhibit 10.3 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (21) Incorporated by reference to Exhibit 10.(iii)(A)(1) of Swing-N-Slide Corp.'s Registration Statement on Form S-2 (Registration No. 333-3907).

   (22) Incorporated by reference to Swing-N-Slide's Registration Statement on Form S-8 (Registration No. 33-48735).

   (23) Incorporated by reference to Exhibit 10.5 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (24) Incorporated by reference to Exhibit 10.6 of Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (25) Incorporated by reference to Swing-N-Slide Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 0-20450).

   (26) Incorporated by reference to Swing-N-Slide Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (SEC File No. 0-20450).

   (27) Incorporated by reference to Swing-N-Slide Corp.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (SEC File No. 0-20450).

   (28) Incorporated by reference to Swing-N-Slide Corp.'s Current Report on Form 8-K dated March 13, 1997, as amended by Amendment No. 1 on Form 8-K/A filed May 6, 1997 (SEC File No. 0-20450).

    *   Previously filed.